Filed by First Charter Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934
Subject Company: GBC Bancorp, Inc.
Commission File No. 000-50265
1 Atlanta Expansion Accelerates Regional Growth Strategy June 2, 2006

Forward Looking Statements This presentation contains forward looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger (the "Merger"), between First Charter Corporation ("First Charter") and GBC Bancorp, Inc., ("GBC") including future financial and operating results, cost savings, enhanced revenues and the accretion / dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. First Charter and GBC caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of First Charter and/or GBC in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and GBC stockholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Charter and GBC to integrate other acquisitions and attract new customers; possible changes in monetary and fiscal policies and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; and the effects of changes in interest rates and other risks and factors identified in each company's filings with the Securities and Exchange Commission (the "SEC"). First Charter and GBC do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation. 2

Additional Information First Charter will file a Form S-4, GBC will file a Proxy Statement and both companies will file other relevant documents regarding this transaction with the Securities and Exchange Commission (the "SEC"). GBC will mail the Proxy Statement / Prospectus to its shareholders. These documents will contain important information about the transaction, and First Charter and GBC urge you to read these documents when they become available. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from First Charter's website (www.firstcharter.com) under the tab "About First Charter and then under the heading "Investor Relations" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from GBC on the GBC website, (www.gwinnettbanking.com) under the tab "Investor Relations." First Charter and GBC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GBC's shareholders in connection with this transaction. Information about other persons who may be deemed participants in this transaction will be included in the Proxy Statement / Prospectus. You can find information about First Charter's executive officers and directors in First Charter's definitive proxy statement filed with the SEC on March 22, 2006. You can find information about GBC's executive officers and directors in their definitive proxy statement filed with the SEC on July 22, 2005. You can obtain free copies of these documents from First Charter or GBC using the contact information included in these materials. 3

Bob James President & CEO First Charter Corporation 2

First Charter Corporation Announces Strategic Combination with GBC Bancorp, Inc. 5 High Performing Community Bank in north Atlanta $418 Million Assets @ March 31, 2006 Asset growth in excess of 20% in each of the last 3 years 2005 ROAA: 1.80% 2005 ROAE: 21.4% 2005 NIM: 4.75% Clean asset quality Efficiency ratio under 45% Located in two of the wealthiest / fastest growing counties in US For example - Gwinnett County: 23% Projected population growth 2005-2010 Median income greater than $70 thousand

6 Our Growth Strategy A REGIONAL FINANCIAL SERVICES COMPANY... DELIVERING COMMUNITY BANKING SERVICE

Strategically Compelling Creates regional franchise value through entry into north Atlanta, one of the nation's fastest growing markets Adds experienced, high-performing management team Leverages First Charter management's knowledge of Atlanta market and home builder finance product niche Adds superior SBA lending expertise to combined franchise Presents opportunity to introduce First Charter's successful retail banking practices in a new growth market Transaction Rationale - Unlocking the Opportunities 7

Financially Compelling Immediately GAAP EPS accretive Reasonably priced entry into attractive Atlanta market (14.4 x LTM diluted earnings; 11.7 x 2007 estimated net income; 2.60 x fully diluted tangible book value) Strong financial performance of Gwinnett Banking Company Accelerates First Charter's balance sheet conversion to higher yielding assets Transaction Rationale - Unlocking the Opportunities 8

CEO - Larry Key, longtime resident of metro Atlanta Leads team of seasoned lenders; many with 30+ years in market Founded 1997 in Lawrenceville, GA (Gwinnett County) Entered north Fulton County in October 2001 Key Business Segments Commercial and Commercial Real Estate Home Builder Finance SBA Lending and Servicing Awarded SBA Lender of the Year in 2004 About Gwinnett Banking Company 9

Transaction Summary 10 Name Approximate Value Shares Issued / Cash Ownership Consideration GBC Stock Options Board Representation Dividend Policy Anticipated Closing Approvals Due Diligence Voting Agreement First Charter Corporation $102 million (assuming FCTR @ $24.00/share) 2,975,000 shares / $30.6 million 92% First Charter / 8% GBC Individual election; 70% stock / 30% cash Expect exercised prior to closing ($4.8 million) One Seat - chosen with mutual consent Current First Charter dividend Q4 2006 Normal regulatory and GBC Shareholder Completed on both sides Directors and Executives unanimous support representing approximately 27.5% of shares

Operating Summary 11 Operating Name (in Georgia) Leadership Key Employees Transition and Integration Gwinnett Banking Company, a division of First Charter Bank Larry D. Key, Regional President Key lenders and managers have executed Retention Agreements Expect system integration within 90 days of legal closing

Integration Summary 12 Strategic combination of like-minded teams with a shared vision of the future Execution risk mitigated with continuation of "customer-facing" employees in new organization Execution risk minimized by commercial focus and size of transaction Execution risk further minimized with First Charter's familiarity with Atlanta market - Steve Rownd, FCTR Chief Risk Officer, and Rick Manley, FCTR Chief Banking Officer, both have significant Atlanta market experience

Integration Summary 13 Continuation of "Gwinnett Banking Company" name and patient integration plan designed to minimize impact on employees, customers, and affected communities First Charter has demonstrated track record and comfort level with key home builder finance product niche Attractive SBA business line - migrate model to North Carolina

The Right Markets for Growth Pro Forma Franchise Assets: $4.7 Billion Deposits: $3.2 Billion 60 Banking & 4 Insurance Offices 1,150 Employees Serving 163 Thousand Households 14 GBC Locations FCTR Locations Raleigh Charlotte

Strengthens Presence in Great Markets MSA Market Rank Number of Branches Deposit ProForma Market Share (%) Percent of Franchise (%) Population Change 2000-2005 (%) Projected Population Change 2005-2010 (%) Median HH Income 2005 ($) HH Income Change 2000-2005 (%) Projected HH Income Change 2005-2010 (%) Charlotte Metro* 4 42 3.0 75.4 17.39 16.22 55,566 13.97 15.06 Wake County (Raleigh**) 4 18.51 16.11 64,013 16.34 17.47 NC Average 8.49 7.74 44,845 14.43 14.51 National Average 6.15 6.26 49,747 17.98 17.36 15 Source-SNL Financial, Claritas. * Metro Charlotte defined as Mecklenburg and contiguous counties. ** DeNovo Wake County entry in fourth quarter 2005. 85.3% of Franchise Deposits in Metro Markets Metro Atlanta - Great Demographic Trends and Outlook 15 Gwinnett County 9 1 2.9 25.76 23.54 71,149 17.56 18.57 GA Average 11.57 11.26 51,646 20.99 20.79 Fulton County 32 N/A 1 0.1 8.7 1.2 7.13 5.97 61,147 29.01 35.13

Strategic Opportunities 16 Balance Sheet Benefits Enhanced Fee Revenue Accelerate First Charter's balance sheet conversion to higher yielding commercial loan assets Diversify deposit sources by entry into new, high- growth Atlanta market Introduce First Charter's retail banking model to GBC platform Augment First Charter's product mix with SBA lending expertise Retail Deposit Fees Mortgage Insurance Wealth Management

35 Chuck Caswell Chief Financial Officer

Pro Forma Financial Impact 2 18

Transaction Assumptions 19 Cost Savings Transaction Costs Revenue Enhancements Core Deposit Intangible Earnings estimates (FCTR estimate for GBC; First Call consensus for FCTR) $930 thousand pre-tax annual cost savings (10 % of GBC's estimated 2006 total expense) 75% of cost saves recognized in 2007, 100% in 2008 $6.3 million after-tax None assumed 3% of GBC's core deposits amortized over 7 years, sum of the years digits methodology GBC 2006E and 2007E EPS of $3.70 and $4.07 First Charter 2006E and 2007E of $1.59 and $1.77

Transaction Assumptions 20 Earnings Impact Pro Forma Capital Ratios 1.1% or 2 cents GAAP EPS accretive in 2007 1.6% or 4 cents GAAP EPS accretive in 2008 Equity/Assets 8.5% Tangible Equity/Tangible Assets 6.7% Leverage Ratio 8.3% Total Risk-Based Capital 10.7%

Questions 51

Check our Website at www.firstcharter.com Questions and Additional Inquiries Bob James (704-688-4520) Chuck Caswell (704-688-1112) For Information About First Charter 52 22 For Information About Gwinnett Banking Company Larry D. Key (770-995-0000)

Appendix 51

Combined Balance Sheet 24 Does not include Goodwill or impact of other purchase accounting adjustments

Loan Composition 25

Deposit Composition 26